EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions except ratios)

	Year
	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$101	$96	$100	$101	$130
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	—	—	13	26
Estimated interest portion of rents	27	27	27	26	19

Total fixed charges	$128	$123	$127	$140	$175

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$975	$739	$540	$424	$524
Fixed charges*	128	123	127	127	149
Eliminate equity in undistributed pretax income of finance subsidiary	(130)	(71)	(69)	(10)	(65)

Adjusted income	$973	$791	$598	$541	$608

Ratio of income to fixed charges	7.60	6.43	4.71	3.86	3.47

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.